Exhibit 99.1

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020 (unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited - expressed in thousands of Canadian dollars)

	Note	March 31 2021	December 31 2020

ASSETS

Current Assets
Cash and cash equivalents		$24,717	$23,742
Accounts and other receivables		1,863	1,883
Inventories	5	4,741	4,243
Prepaid expenses and other		1,184	1,114
		32,505	30,982
Non-Current Assets
Restricted cash and deposits		2,989	2,932
Promissory note receivable		1,250	1,250
Investments		3,174	4,241
Mineral properties, plant and equipment	6	129,603	119,188
Embedded derivative asset	7, 16	16,083	13,074

Total Assets		$185,604	$171,667

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	8	$10,048	$12,311
Lease liabilities	9	2,947	2,855
Flow-through share premium		2,109	—
Other current liabilities		1,083	220
		16,187	15,386
Non-Current Liabilities
Lease liabilities	9	3,826	4,407
Decommissioning and rehabilitation provision	10	5,109	6,542
Deferred income tax liabilities		647	—

Total Liabilities		25,769	26,335

Shareholders' Equity		159,835	145,332

Total Liabilities and Shareholders' Equity		$185,604	$171,667

Commitments	20

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

2	The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)

		For the three month periods ended March 31
	Note	2021	2020

Revenue
Mining operations	12	$2,733	$—
Reclamation management		1,080	567
Total revenue		3,813	567

Cost of Sales
Mining operations	13	4,106	—
Reclamation management		773	540
Total cost of sales		4,879	540

Gross Profit (Loss)
Mining operations		(1,373)	—
Reclamation management		307	27
Total Gross Profit (Loss)		(1,066)	27

Expenses
General and administrative expenses	14	1,988	1,808
Mine site maintenance		—	813
		1,988	2,621
Operating Loss		(3,054)	(2,594)

Other Income (Expense)
Gain on embedded derivative asset	7, 16	3,009	8,097
Gain on sale of net smelter return royalty	15	4,500	—
Other income and expense		(81)	(16)

Income Before Taxes		4,374	5,487

Income Tax Provision
Deferred		215	770
Net Income from Continuing Operations		4,159	4,717

Discontinued Operations
Income net of tax from discontinued operations		—	7,336
Net Income		4,159	12,053

Other Comprehensive Loss
Loss on FVTOCI investments, net of tax		(930)	(569)

Total Comprehensive Income		$3,229	$11,484

Basic and diluted income (loss) per common share
Continuing operations		$0.03	$0.04
Discontinued operations		$—	$0.06

Weighted average number of common shares outstanding
Basic		140,690,167	120,144,234
Diluted		143,928,615	122,589,115

3	The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in thousands of Canadian dollars)

	For the three month periods ended March 31
	2021	2020

Cash flows used in operating activities
Net income from continuing operations	$4,159	$4,717
Items not affecting cash from operations:
Reclamation management contract loss provision	(39)	(14)
Depreciation and depletion of mineral properties, plant and equipment	736	402
Share-based compensation expense	425	418
Finance costs, foreign exchange and other	75	(75)
Embedded derivative asset gain	(3,009)	(8,097)
Unrealized loss on investments	—	32
Gain on sale of net smelter return royalty	(4,500)	—
Deferred income tax provision	215	770
Changes in non-cash working capital balances related to operations
Accounts and other receivables	20	(2,026)
Inventories	(197)	(18)
Prepaid expenses and other assets	(70)	(214)
Deferred revenue	(16)	(68)
Accounts payable, lease and accrued liabilities	(2,485)	1,162
Cash used in operating activities from continuing operations	(4,686)	(3,011)
Cash from operating activities from discontinued operations	—	417
Cash used in operating activities	(4,686)	(2,594)
Cash flows (used in) from investing activities
Expenditures on mineral properties, plant and equipment	(11,441)	(2,002)
Increase in restricted cash	—	(392)
Proceeds from sale of net smelter return royalty	4,500	—
Proceeds from sale of discontinued operations	—	12,100
Cash (used in) from investing activities from continuing operations	(6,941)	9,706
Cash used in investing activities from discontinued operations	—	(40)
Cash (used in) from investing activities	(6,941)	9,666
Cash flows from (used in) financing activities
Proceeds from issuance of shares	11,701	8,626
Issuance costs	(896)	(863)
Repayment of lease liabilities	(785)	(71)
Proceeds from exercise of stock options	2,582	406
Cash from financing activities from continuing operations	12,602	8,098
Cash used in financing activities from discontinued operations	—	(40)
Cash from financing activities	12,602	8,058

Increase in Cash and Cash Equivalents	975	15,130
Change of Cash of Discontinued Operations	—	337
Cash and Cash Equivalents - Beginning of Period	23,742	6,841
Cash and Cash Equivalents - End of Period	$24,717	$22,308

Supplemental cash flow information (Note 17)

4	The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited - expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options, DSU's and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2020	137,492,168	$270,431	$6,360	$10,401	$19,349	$(161,947)	$738	$145,332
Net income	—	—	—	—	—	4,159	—	4,159
Other comprehensive loss	—	—	—	—	—	—	(930)	(930)
Share-based compensation expense recognized	—	—	—	573	—	—	—	573
Equity Offering, net of issuance costs	2,704,770	10,805	—	—	—	—	—	10,805
Flow-through share premium		(2,686)	—	—	—	—	—	(2,686)
Exercise of share options	1,649,232	3,927	—	(1,345)	—	—	—	2,582
Share options forfeited or expired	—	—	—	(141)	141	—	—	-
Release of RSU settlement shares	250,004	265	—	(265)	—	—	—	-
Balance - March 31, 2021	142,096,174	$282,742	$6,360	$9,223	$19,490	$(157,788)	$(192)	$159,835

Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670
Net income	—	—	—	—	—	12,053	—	12,053
Other comprehensive loss	—	—	—	—	—	—	(569)	(569)
Share-based compensation expense recognized	—	—	—	488	—	—	—	488
Equity Offering, net of issuance costs	4,662,675	7,761	—	—	—	—	—	7,761
Exercise of share options	592,333	605	—	(200)	—	—	—	405
Share options forfeited or expired	—	—	—	(1)	1	—	—	-
Release of RSU settlement shares	251,664	354	—	(354)	—	—	—	-
Balance - March 31, 2020	124,657,339	$237,832	$1,560	$8,578	$19,349	$(118,660)	$(1,851)	$146,808

5	The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND COVID-19 IMPACTS

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation is principally engaged in the exploration, development, and operation of mineral resource properties. The Corporation’s mineral resource properties are located in the Keno Hill Silver District in the Yukon Territory of Canada.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

COVID-19 Impacts

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are far-reaching. There is significant ongoing uncertainty surrounding COVID-19 and the extent of the impacts that it may have on the Corporation’s ability to develop and bring its properties into production. There is also uncertainty related to liquidity if the Corporation or its suppliers or customers are not able to maintain operations. The Corporation continues to make efforts to safeguard the health of its employees and the communities within which we operate, while continuing to operate safely and maintaining essential business activity. To support public health efforts in the Yukon, and in consideration of the uncertainty caused by the COVID-19 pandemic, the Corporation suspended underground development of the Bermingham and Flame & Moth deposits at Keno Hill from March to July 2020, which resumed after this period. In early November 2020, the Yukon Government ordered mandatory isolation requirements for anyone entering the Yukon. This requirement has caused additional delays in capital development activity, especially with respect to availability of underground crews and supply line delays. Recently, the Yukon Government announced that these mandatory isolation requirements will no longer be required for fully vaccinated people, effective May 25, 2021. The Corporation notes that COVID-19 pandemic risk and its impact on development remains the foremost risk to schedule and scale-up activities at Keno Hill.

2.	BASIS OF PREPARATION, STATEMENT OF COMPLIANCE AND SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim condensed consolidated financial statements follow the same accounting policies and methods of computation as compared with the most recent annual consolidated financial statements, being for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 12, 2021.

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

The following accounting policy has been adopted as a result of commencement of concentrate sales and extraction services. All other significant accounting policies are consistent with those reported in our 2020 annual consolidated financial statements.

Revenue recognition

The Corporation’s sources of mining operations revenue are from the sale of concentrate and from extraction services. Revenue relating to the sale of concentrate and extraction services is recognized when control of the concentrate is transferred to the customer in an amount that reflects the consideration the Corporation expects to receive. In determining whether the Corporation has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: it has a present right to payment; it has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; and the customer has legal title to the asset. The Corporation’s performance obligations relate primarily to the delivery of concentrate to its Offtaker and delivery of silver under the silver purchase agreement (“SPA”) with Wheaton Precious Metals Inc. (“Wheaton”).

6

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue from sale of concentrate under the Corporation’s offtake agreement is recognized at the point when control is transferred to the Offtaker, typically when the concentrate is loaded for transport. The initial sales price is based on the forward market price when the concentrate is loaded. The final sales price is subject to average metals prices during a quotational period, typically one or three months after the date of the concentrate’s arrival at the smelter. When the concentrate is loaded for transport, the Corporation prepares a provisional invoice for 90% of the value of the shipment. Once the quotational period has ended and final weights, assays and settlement prices are known, the Corporation prepares a final invoice for the remaining value of the shipment. If the quotational period for a shipment has not ended prior to period end, the trade receivable is remeasured to fair value by reference to forward market prices with the impact of changes in the forward market prices recognized as a gain or loss presented as a component of revenue on the statement of income or loss. Revenue from the sale of concentrate is recorded net of treatment and refining charges.

Upon entering in the silver purchase agreement with Wheaton, it was determined that the contract was a partial sale of a mineral interest and a related contract to provide extraction services. Revenue from extraction services is recognized at the point when concentrate has been delivered to the Offtaker, which occurs when the concentrate is loaded for transport. Revenue from extraction services is recognized using a transaction price of US$3.90 per ounce, which is considered the stand-alone selling price of those services at the inception of the contract. The actual cash payment from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA.

Revenue from the sale of concentrate, revenue from extraction services, and changes in fair value of provisionally priced trade receivables are presented as mining operations revenue on the statement of income (loss).

3.	NEW ACCOUNTING STANDARDS

Property, Plant and Equipment - Proceeds before Intended Use

On January 1, 2021, the Corporation early adopted IAS 16, Property, Plant and Equipment: Proceeds before Intended Use, retrospectively to January 1, 2020. The amended standard prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. With the adoption of the amended standard, proceeds from sales of concentrate and related costs while bringing the mine in a condition necessary for it to be capable of operating in the manner intended by management are recognized in profit or loss in accordance with applicable standards. The entity measures the cost of those items applying the measurement requirements of IAS 2. There was no impact of this adoption on the comparative figures presented for the three month period ended March 31, 2020 or for the year ended December 31, 2020.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Corporation.

4.	CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the financial statements requires management to select accounting policies and make judgments and estimates that may have a significant impact on the financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three month period ended March 31, 2021 are consistent with those applied and disclosed in Note 5 to our audited consolidated financial statements for the year ended December 31, 2020.

7

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	INVENTORIES
	March 31 2021	December 31 2020
Ore in stockpiles	$2,996	$2,317
Concentrate	465	231
Materials and supplies	1,280	1,695

	$4,741	$4,243
6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
Cost	Mineral properties	Plant and equipment(i)	Right of use assets	Exploration and evaluation assets	Total

December 31, 2020	$168,847	$45,978	$9,879	$14,668	$239,372
Additions Disposals Lease modifications	10,770 — —	1,685 — —	169 (596) 127	— — —	12,624 (596) 127
Change of estimate in decommission provision	(275)	(255)	—	—	(530)

March 31, 2021	$179,342	$47,408	$9,579	$14,668	$250,997
Accumulated Depreciation

December 31, 2020	$90,856	$27,961	$1,367	$—	$120,184
Depreciation and depletion Disposals Lease modifications	859 — —	286 — —	450 (65) (320)	— — —	1,595 (65) (320)

March 31, 2021	$91,715	$28,247	$1,432	$—	$121,394
Net Book Value

December 31, 2020	$77,991	$18,017	$8,512	$14,668	$119,188

March 31, 2021	$87,627	$19,161	$8,147	$14,668	$129,603
(i)	The total cost of plant and equipment as at March 31, 2021 includes construction in progress of approximately $3,513,000.

During the three month period ended March 31, 2021, the Corporation recorded in the statement of income (loss) depreciation and depletion of $749,000 (2020 - $407,000).

During the three month period ended March 31, 2021, the Corporation capitalized to mineral properties, plant and equipment and inventories depreciation and depletion of $846,000 (2020 - $176,000).

7.	EMBEDDED DERIVATIVE ASSET
	March 31 2021	December 31 2020
Embedded derivative asset - Beginning of period	$13,074	$15,160
Fair value adjustment	3,009	(21,728)
Amendment to Wheaton SPA	—	19,642

Embedded derivative asset - End of period	$16,083	$13,074

8

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the three month period ended March 31, 2021, the fair value of the embedded derivative asset related to the Wheaton SPA was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $3,009,000 (2020 - $8,097,000). The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the amended production payment under the amended SPA (amended March 29, 2017 and subsequently on August 5, 2020) which varies depending on the silver pricing curve (Note 16).

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	March 31 2021	December 31 2020
Trade payables	$5,716	$7,666
Accrued liabilities and other	4,332	4,645

	$10,048	$12,311
9.	LEASE LIABILITIES

As at March 31, 2021, the Corporation had $6,773,000 of lease liabilities primarily for mining equipment leases for heavy machinery and equipment related to development operations at Keno Hill. The weighted average incremental borrowing rate for lease liabilities as at March 31, 2021 was 7.49%.

	March 31 2021	December 31 2020
Lease liabilities - Beginning of period Additions Cash flows - Principal payments Non-cash changes - Accretion Disposals	$7,262 169 (777) 126 (463)	$1,446 7,081 (1,246) 292 (311)
Lease modifications	456	—

Lease liabilities - End of period	6,773	7,262
Less: current lease liabilities	2,947	2,855

Non-current lease liabilities	$3,826	$4,407

The Corporation’s undiscounted lease payments consisted of the following:

March 31 2021
2021	$2,515
2022	2,868
2023	1,391
2024	717

$7,491

9

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	DECOMMISSIONING AND REHABILITATION PROVISION
	March 31 2021	December 31 2020
Decommissioning and rehabilitation provision - Beginning of period	$6,542	$6,202

Increase (decrease) due to re-estimation	(530)	305
Accretion expense, included in finance costs	15	35

Decommissioning and rehabilitation provision - End of period	6,027	6,542

Less: current decommissioning and rehabilitation provision	918	—

Non-current decommissioning and rehabilitation provision	$5,109	$6,542
11.	CAPITAL AND RESERVES

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the three month period ended March 31, 2021:

1.	On January 28, 2021 the Corporation completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11,700,666. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $4.48 per CEE Share with a flow-through share premium of $2,356,000 based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares; and (ii) 651,100 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $3.84 per CDE Share with a flow-through share premium of $330,000 based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares.
2.	250,004 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).
3.	1,649,232 stock options were exercised for proceeds of $2,582,000.

Equity Incentive Plans

Pursuant to the Corporation’s annual general meeting held June 6, 2019, the Corporation has three equity incentive plans consisting of a stock option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”), under which the aggregate number of common shares:

i.	The Option Plan’s maximum aggregate number of common shares issuable on the exercise of stock options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	The RSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	The DSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at March 31, 2021, a total of 8,493,552 stock options, 316,336 RSUs and 528,000 DSUs were outstanding under the Equity Incentive Plans and a total of 5,716,065 stock options, 3,946,549 RSUs and 1,572,000 DSUs remain available for future granting.

Stock Options

Generally stock options under the Option Plan have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

10

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance - December 31, 2020	$2.17	10,245,934	$10,071

Stock options granted	—	—	—
Share-based compensation expense	—	—	422
Options exercised	$1.57	(1,649,232)	(1,345)
Options forfeited or expired	—	(103,150)	(141)

Balance - March 31, 2021	$2.28	8,493,552	$9,007

Balance - December 31, 2019	$1.81	10,465,233	$8,151

Stock options granted	$3.07	2,003,200	—
Share-based compensation expense	—	—	3,361
Options exercised	$1.28	(2,217,499)	(1,440)
Options forfeited or expired	$0.60	(5,000)	(1)

Balance - December 31, 2020	$2.17	10,245,934	$10,071

During the three month periods ended March 31, 2021 and 2020, there were no stock options granted.

Incentive share options outstanding and exercisable at March 31, 2021 are summarized as follows:

Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$1.27	1,207,500	2.76	$1.27	1,207,500	$1.27
$1.27	325,000	0.76	$1.27	-	$1.27
$1.73	150,000	0.19	$1.73	150,000	$1.73
$1.75	40,000	1.38	$1.75	40,000	$1.75
$1.76	50,000	2.99	$1.76	50,000	$1.76
$1.78	150,000	0.24	$1.78	150,000	$1.78
$1.93	60,000	2.11	$1.93	60,000	$1.93
$2.07	1,372,000	1.83	$2.07	1,372,000	$2.07
$2.07	537,000	1.83	$2.07	-	$2.07
$2.12	156,500	4.04	$2.12	52,167	$2.12
$2.32	824,000	0.84	$2.32	824,000	$2.32
$2.61	1,944,484	3.71	$2.61	1,296,323	$2.61
$3.19	1,627,068	4.71	$3.19	542,356	$3.19
$3.86	50,000	4.44	$3.86	16,667	$3.86

	8,493,552	2.81	$2.28	5,761,013	$2.15

The weighted average share price at the date of exercise for options exercised during the three month period ended March 31, 2021 was $3.76 (2020 - $2.79).

During the three month period ended March 31, 2021, the Corporation recorded total share-based compensation expense of $422,000 (2020 - $364,000), which related to stock options, of which $163,000 (2020 - $71,000) was recorded to mineral properties and inventories and $259,000 (2020 - $293,000) has been charged to income.

11

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units

Generally, RSUs vest one-third upon issuance and one third on each of the first and second anniversary dates of the issuance date.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance - December 31, 2020	566,340	$394

RSUs granted	—	—
Share-based compensation expense recognized	—	154
RSUs vested	(250,004)	(265)

Balance - March 31, 2021	316,336	$283

Balance - December 31, 2019	663,670	$494

RSUs granted	345,000	—
Share-based compensation expense recognized	—	810
RSUs vested	(442,330)	(910)

Balance - December 31, 2020	566,340	$394

During the three month periods ended March 31, 2021 and 2020, the Corporation did not grant any RSUs.

The weighted average share price at the date of vesting for RSUs during the three month period ended March 31, 2021 was $4.23 (2020 - $2.77).

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation.

During the three month periods ended March 31, 2021 and 2020, the Corporation did not grant any DSUs.

12.	REVENUE

The Corporation recorded revenue for the three month periods ended March 31, 2021 and 2020 as follows:

	2021	2020

Mining operations
Concentrate sales(i)	$3,576	$—
Less: silver delivered under the Wheaton SPA	(714)	—
Extraction services(ii)	109	—
Revenue from contracts with customers	2,971	—
Change in fair value of provisionally priced trade receivables(iii)	(238)	—
	2,733	—

Reclamation management	1,080	567

	$3,813	$567

12

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(i) Concentrate sales represents the sale of all concentrate produced at Keno Hill to the offtaker under the Corporation’s offtake agreement, prior to the 25% of silver production that is delivered to Wheaton under the Wheaton SPA.

(ii) Extraction services represents revenue earned from silver that is delivered to Wheaton under the Wheaton SPA. The actual cash payment from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA.

(iii) Change in fair value of provisionally priced trade receivables is attributable to changes in forward metals prices and represents the change in metals prices from the date of revenue recognition to final settlement.
13.	COST OF SALES

The Corporation recorded cost of sales for the three month periods ended March 31, 2021 and 2020 as follows:

	2021	2020

Mining operations
Production costs	$3,125	$—
Depreciation and depletion	676	—
Site share-based compensation	43	—
Transportation and other selling costs	262	—
	4,106	—

Reclamation management	773	540

	$4,879	$540
14.	GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE OF EXPENSE

The Corporation recorded general and administrative expenses for the three month periods ended March 31, 2021 and 2020:

Corporate
	2021	2020

Depreciation of plant and equipment and ROU assets	$73	$76
Business development, investor relations and travel	103	90
Office and administration	342	146
Professional and regulatory	351	456
Salaries and contractors	729	639
Share-based compensation	390	401

	$1,988	$1,808
15.	GAIN ON SALE OF NET SMELTER RETURN ROYALTY

On January 4, 2021 the Corporation sold its net smelter return royalty in Golden Predator Exploration Ltd.’s Brewery Creek Project for total cash consideration of $4,500,000 resulting in a gain on sale of $4,500,000.

13

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	FINANCIAL INSTRUMENTS

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	March 31 2021	December 31 2020

Fair value through profit or loss:
Embedded derivative asset	Level 3	$16,083	$13,074
Provisionally priced trade receivables	Level 2	105	—

Fair value through other comprehensive loss:
Investments in marketable securities	Level 1	$3,174	$4,241
		$19,362	$17,315

During the three month period ended March 31, 2021, the fair value of the embedded derivative asset related to the Wheaton SPA was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $3,009,000 (2020 - $8,097,000). The model relies upon inputs from the current mine plan, and considers payable ounces delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. If, for example, silver prices were to decline from the current spot and forward prices as at March 31, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $22,151,000. Similarly, if silver prices were to increase from the current spot and forward prices as at March 31, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $11,994,000.

Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metals prices obtained from futures exchanges.

Investments in marketable securities consist of investments in publicly traded companies. Changes in the fair value of these investments are recorded through other comprehensive income (FVTOCI) using quoted prices obtained from securities exchanges.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

14

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information with respect to the three month periods ended March 31, 2021 and 2020 is summarized as follows:

	2021	2020

Operating Cash Flows Arising from Interest and Taxes
Interest received	$11	$32

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties, plant and equipment	$143	$71
Capitalization of depreciation to mineral properties, plant and equipment	$558	$83
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(276)	$304
Increase (decrease) in non-cash working capital related to:
Mineral properties, plant and equipment	$(853)	$203

18.	SEGMENTED INFORMATION

The Corporation had two operating segments during the three month periods ended March 31, 2021 and 2020. The first operating segment is mining operations, which includes the production of silver, lead and zinc concentrates, underground mining development, and exploration and evaluation activities. The second operating segment is reclamation management services, which is focused on the clean up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and Other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities. Operating results are reviewed by the chief operating decision maker, Alexco’s Chief Executive Officer, with respect to resource allocation and for which discrete financial information is available.

Segmented information as at and for the three month periods ended March 31, 2021 and 2020 is summarized as follows:

As at and for the period ended March 31, 2021	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$2,733	$1,080	$—	$3,813

Cost of sales	4,106	773	—	4,879
Depreciation and amortization	—	—	73	73
Share-based compensation	—	—	389	389
Other G&A expenses	—	—	1,526	1,526
Gain on sale of net smelter return royalty	—	—	(4,500)	(4,500)
Gain on embedded derivative asset	(3,009)	—	—	(3,009)
Other (income) loss	122	—	(41)	81

Segment income before taxes	$1,514	$307	$2,553	$4,374

Total assets	$152,941	$1,752	$30,911	$185,604
Total liabilities	$21,195	$165	$4,409	$25,769

15

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the period ended March 31, 2020	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$—	$567	$—	$567

Cost of sales	—	540	—	540
Depreciation and amortization	330	—	76	406
Share-based compensation	—	—	401	401
Other G&A expenses	—	—	1,352	1,352
Mine site maintenance	483	—	—	483
Gain on embedded derivative asset	(8,097)	—	—	(8,097)
Other (income) loss	10	—	(15)	(5)

Segment income (loss) before taxes	$7,274	$27	$(1,814)	$5,487

Total assets	$136,035	$882	$26,736	$163,653
Total liabilities	$14,041	$689	$2,115	$16,845

19.	KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the three month periods ended March 31, 2021 and 2020 was as follows:

	2021	2020
Salaries and other short-term benefits Share-based compensation	$725 360	$834 363
Total key management compensation	$1,085	$1,197
20.	COMMITMENTS

As at March 31, 2021, the Corporation’s contractual obligations are as follows:

(a)	The Corporation’s commitments totaled approximately $1,098,000 as of March 31, 2021.
(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable Canadian exploration expenses totaling $8,235,000 by December 31, 2022.

16